Exhibit 21.1

Company Subsidiaries

1.	Celsus Therapeutics Inc. (Incorporation date: 2 December 2002; Jurisdiction: Delaware)

2.	Morria Biopharma Ltd. (Incorporation date: 22 March 2011; Jurisdiction: Israel)

3.	Volution Immuno Pharmaceuticals SA (Incorporation date: 9 October 2013; Jurisdiction: Switzerland)

4.	Volution Immuno Pharmaceutical (UK) Limited (Incorporation date: 22 August 2014; Jurisdiction: London)